File No. 82-34729

07021006

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

RECEIVED
2007 FEB 13 P 12:2

SUPPL

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST COMPLETES MORTGAGE REFINANCING

TORONTO, February 9, 2007 - Legacy Hotels Real Estate Investment Trust ("Legacy" or the "Trust") (TSX: LGY.UN) today announced it has completed a $115.0 million floating rate mortgage refinancing for Fairmont The Queen Elizabeth in Montreal. The financing has a three and a half year term and a current rate at closing approximating 5.5%. Proceeds are being used to satisfy the existing $91.0 million mortgage maturity, and for general corporate purposes. Notwithstanding the incremental mortgage proceeds, this refinancing represents annual interest savings of almost $0.5 million given an approximate 200 basis point interest rate reduction on the refinancing.

Remaining maturities in 2007 include Legacy's 7.75% convertible debentures in April and the renewal of the Trust's $140 million bank line credit facility at the end of the year.

About Legacy Hotels Real Estate Investment Trust

Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy's portfolio of 25 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle. Legacy units and convertible debentures trade on the Toronto Stock Exchange under the symbols LGY.UN and LGY.DB, respectively.

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Contact: Chantal Nappert
Executive Director, Investor Relations
Tel: (416) 860-6140
Toll: (866) 627-0641
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

PROCESSED

FEB 16 2007

THOMSON
FINANCIAL

2/16

END